EXHIBIT 1

This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
AN OPERATIONS UPDATE

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, September 25, 2018 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an operations update. All dollar values are expressed in US dollars unless otherwise stated.
Updates
•	Corporate production during the quarter averaged 14.8 MBoepd in July, 13.5 MBoepd in August and 14.4 MBoepd to date in September.
•	Received proceeds of $59 million during the third quarter for cargos lifted in June and July.
•	Drilled and preparing to abandon NW Sitra 12 exploration well (Jurassic target).
•	Drilled two successful oil wells in M Pool in the West Bakr.
PRODUCTION
Corporate production averaged ~14.8 MBoepd during July, ~13.5 MBoepd during August and has averaged ~14.4 MBoepd to date in September. August production was lower due to routine well servicing in Egypt.  In Canada, the Company shut in 80 Boepd of natural gas production on May 11th due to low gas prices.

Production Summary:

(MBoepd)	July	August	Sept (to date)
Egypt	12.3	11.2	12.2
Canada	2.5	2.3	2.2
Total	14.8	13.5	14.4

MARKETING
The Company completed its third lifting of 2018 of approximately 501,000 barrels of entitlement crude oil on July 19th for proceeds of approximately $32 million, received in August. The Company expects the final lifting of the year to occur in Q4 2018.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT
Western Desert

In North West Sitra (“NWS”) the Company drilled the NWS 12X exploration well to a total depth of 13,300 feet targeting a stacked Cretaceous/Jurassic prospect. The well did not encounter hydrocarbons in the targeted zones and will be abandoned. With the drilling of NWS 12X, the first phase work commitments have been met. Prior to January 7, 2019, the Company can elect to enter the second and final exploration phase (3.0 years after the extension of phase one). The second exploration phase has a two well ($6.0 million) work commitment and a mandatory relinquishment of 30% of the original concession area not held by development leases. A final decision on whether the Company will elect to relinquish the concession or enter the second exploration phase of the concession will be made following a full evaluation of the data obtained from the wells.

In South Ghazalat (“SGZ”) the Company is preparing the location for SGZ 6X, the second exploration well in the concession. SGZ 6X is located on the eastern portion of the concession offsetting the Raml oil field in the Abu Gharadig basin. The SGZ 6X prospect is targeting stacked Cretaceous targets similar to the Raml and SW Raml fields. Site construction is underway and it is expected that SGZ 6X will be drilled in October/November.

Eastern Desert

In West Bakr, the Company drilled a two well infill program in the M field resulting in two oil wells during August/September. M-North was drilled to a total depth of 5,113 feet and cased as an oil well. M-North encountered an internally estimated 132 feet of net oil pay. The M-North well is currently producing ~750 Bopd. M-South was drilled to a total depth of 5,077 feet and cased as an oil well. M-South encountered an internally estimated 142 feet of net oil pay. The M-South well was placed on production at an initial rate of ~500 Bopd in September. Both of these wells have exceeded internal pre-drill estimates of initial production rates.

Following M-South, the rig was moved to NW Gharib 38A-7 to drill a potential water injector in the NWG 38A pool. The NWG 38A-7 well is currently drilling as a potential water injector targeting the 38A Red Bed pool in a structurally lower position 0.4 kilometers south of the NWG 38A Injector well (NWG 38A-I, drilled Q2). The NWG 38A-I well encountered oil with an internally estimated 34 feet of net Red Bed oil pay and was placed on production in September at an initial rate of ~110 Bopd (following a fracture stimulation).   Should the NWG 38A-7 well also encounter additional oil column, the Company has planned an additional well further south at NWG 38A-8 as a contingency for reservoir pressure support.

Canada

In Canada, the Company commenced drilling the 2018 Cardium development program, which includes six gross (five net) horizontal Cardium development wells to be drilled from a common pad to improve efficiencies and reduce costs. The Company has drilled and cased two one-mile horizontal wells and is currently drilling the third horizontal well of the six well program. The program includes a two-mile extended reach horizontal (“ERH”) well to evaluate the performance of ERH wells in the Harmattan area. The remainder of the 2018 drilling program will consist of one-mile horizontal wells.

Following the six well development drilling program, the Company will drill a one-mile horizontal well to evaluate a portion of the newly acquired lands (16 net sections (10,240 acres) of Cardium prospective acreage) located south/south west of the Harmattan pool. If successful, the new lands could provide a significant development opportunity which is proximal to the Company's Harmattan production and facilities. The Harmattan Cardium pool has typically been developed by drilling four one mile horizontal wells per section.
Dividend
The Company reinstated a variable semiannual dividend in August and paid a $0.035 per share dividend to shareholders on September 14th.
About TransGlobe
TransGlobe Energy Corporation is a Calgary-based, cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.
Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's strategy to grow its annual cash flow; expectations regarding its acquisition efforts; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; to negotiate future military access (including the expected timing thereof), including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Brett Norris, M.Sc., P Geo, - Vice President Exploration for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr. Norris obtained a Master’s of Science Degree in Geology from the University of Western Ontario.  He is a Registered Professional Geoscientist in the province of Alberta and has over 30 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

Certain type curve information included to in this news release, including IP30, represents estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. This information is based on management-generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The information represents what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

The following abbreviations used in this press release have the meanings set forth below:

Bopd	barrels of oil per day
MBopd	thousand barrels of oil per day
Boepd	barrels of oil equivalent per day
MBoepd	thousand barrels of oil equivalent per day
MBbl	thousand barrels

For further information, please contact: Investor Relations Telephone: 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com

TransGlobe Energy	Via FTI Consulting
Ross Clarkson, Chief Executive Officer Randy Neely, President Eddie Ok, Chief Financial Officer	www.trans-globe.com

Canaccord Genuity (Nomad & Joint Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor James Asensio

GMP First Energy (Joint Broker)	+44(0)207 448 0200
Jonathan Wright

FTI Consulting (Financial PR)	+44 (0) 203 727 1000

Ben Brewerton Emerson Clarke	transglobeenergy@fticonsulting.com